TELMEX ANNOUNCES ITS INTENTION TO ACQUIRE CHILESAT CORP.

Mexico City, April 28, 2004. Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced its intention to acquire the control of Chilesat Corp (CHILESAT), the holding company of Chilesat S.A. one of the leading telecommunications company in Chile. CHILESAT is controlled by Southern Cross Latin America Private Equity Fund (SC) and GE Capital (GE).

Today, TELMEX acquired a 40% participation in CHILESAT from SC and GE through a private transaction. In accordance with Chilean law, TELMEX will make a public tender offer to acquire all of the outstanding shares of CHILESAT at the same price per share paid to SC and GE.

This new investment in Chile is another important step in TELMEX's international strategy and will allow the company to expand its existing operations in the country and further benefit from the attractive telecommunications sector, through its subsidiary TELMEX Chile.

About TELMEX

Telmex is the leading telecommunications company in Mexico with 16.1 million telephone lines in service, 2.5 million line equivalents for data transmission and 1.5 million internet accounts. Telmex offers telecommunications services through an almost 75 thousand kilometer fiber optic digital network. Telmex and its subsidiaries offer a wide range of advanced telecommunications, data and video services, internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about Telmex can be accessed on the internet at www.telmex.com

About CHILESAT

Chilesat Corp. S.A., formerly Telex-Chile S.A., is a telecommunications holding company principally engaged, through its subsidiaries, in providing long distance telephone and internet access to more than 500 thousand clients. In addition, it is one of the main providers of corporate data services in Chile. The Company also provides long distance services in Peru. Chilesat S.A. (Chilesat), the Company's principal subsidiary, provides public international long distance, domestic long distance, private long distance services and internet access in Chile to end users who choose a long distance carrier on a per-call basis or pursuant to a revocable service contract. Chilesat's principal subsidiary, Chilesat Servicios Empresariales S.A., provides telecommunications business services to corporate customers. These business services include private long distance networks for large-volume customers, digital leased lines, telex, internet services and switched data transmission, as well as video and audio satellite links for broadcasting corporations.